PGIM ETF Trust

655 Broad Street

Newark, New Jersey 07102

May 16, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re: PGIM ETF Trust: Form N-1A

Post-Effective Amendment No. 23 to the Registration Statement under the Securities Act of 1933; Amendment No. 24 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-222469

Investment Company Act No. 811-23324

Dear Mr. Zapata:

We filed through EDGAR on December 17, 2021 on behalf of PGIM ETF Trust (the "Trust" or the "Registrant") Post-Effective Amendment No. 19 (the "Registration Statement") to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 23 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding PGIM Floating Rate Income ETF (the "Fund") as a new series of the Trust.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") conveyed by telephone to Diana Huffman on February 3, 2022. For your convenience, a summary of the Staff's comments is included herein and the Registrant's responses are keyed accordingly, as set forth below. Any changes made in response to the Staff's comments will be reflected in Post-Effective Amendment No. 24 (the "Amendment") to the Registrant's Registration Statement to be filed on or about May 16, 2022 pursuant to Rule 485(b) under the 1933 Act with effectiveness on May 17, 2022. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

Prospectus

Investments, Risks and Performance

1.Comment

We note that there are references to LIBOR in the Fund's investment strategy and that you continue to include LIBOR transition risk. Please confirm whether the disclosure should be updated to remove references to LIBOR or explain why LIBOR is still relevant.

Response

LIBOR is not going away until June 2023, and we therefore believe that continued references to LIBOR are still appropriate. We also note that we have alternative reference rates as part of the disclosure, including SOFR, and therefore feel comfortable with the disclosure. That said, we will continue to review and evaluate LIBOR-related disclosure and will update as necessary.

2.Comment

If the Fund will be investing in covenant-lite loans please add risk disclosure about the heightened risks to such loans due to fewer restrictions compared to traditional loans.

Response

The Fund has investments in loans that are covenant-lite loans. The Fund has added disclosure in its Prospectus in order to specifically identify the risks of covenant-lite loans.

3.Comment

Please explain what portion of the Fund's investment portfolio is intended to include collateralized loan obligations.

Response

We would anticipate that collateralized loan obligations could comprise up to approximately 10% of the Fund's total assets.

4.Comment

The Fund's Summary Prospectus states that the Fund may invest in derivative instruments including futures, forwards, options, swaps, and options on swaps. Please confirm that the Fund will indeed use all of the enumerated forms of derivatives as part of its principal investment strategy. If not please move to Statutory Prospectus and limit the derivatives disclosure in the Summary Prospectus to those derivatives strategies that the Fund intends to use on a principal basis.

Response

The Summary Prospectus has been updated to limit derivatives that are used on a principal basis to futures that are used for hedging purposes.

Risks

5.Comment

With respect to the Fund's principal risk disclosure, we note that the principal risks appear in alphabetical order. Please consider ordering the risks to prioritize those most likely to adversely affect the Fund, its yield, net asset value and total return. After listing the most significant risks, the remaining risk factors may be alphabetized. Please see the guidance on our website, ADI 2019-08, "Improving Principal Risks Disclosure."

Response

We respectfully decline to make this change. The sections of the Fund's prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund's Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

Statutory Prospectus

6.Comment

Please confirm that where a change is made in response to a comment in the summary prospectus, corresponding changes are made wherever similar disclosure appears in the Statutory Prospectus.

Response

The Fund confirms that applicable corresponding changes have been made.

* * *

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

/s/ Diana Huffman Diana Huffman

Vice President & Corporate Counsel

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